Mail Stop 3561

August 2, 2007

Mr. Frank H. Boykin
Chief Financial Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

> **Re:** **Mohawk Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **Filed May 10, 2007 and August 1, 2007**
> **File No. 1-13697**

Dear Mr. Boykin:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business

General, page 3

1.   In future filings, please expand your discussion to provide the information
        required under Item 101(c)(1)(i) of Regulation S-K pertaining to your principal
        products for each of the last three fiscal years.

Income Taxes, page 59

2.   Please provide us with a description of the nature of the "Belgium Notional
        interest" reconciling item included in the tabular presentation at page 60 of the
        differences between the amounts of income tax expense attributable to earnings
        before income taxes and the amounts computed by applying the U.S. statutory
        federal income tax rate to earnings before income taxes.

Commitments and Contingencies, page 62

3.   We note your disclosure that you believe that "adequate provisions for resolution
        of all claims and pending litigation have been made for probable losses and that
        the ultimate outcome of these actions will not have a material adverse effect on
        [your] financial condition but could have a material effect on [your] results of
        operations in a given quarter or annual period." Particularly with regard to the
        legal proceeding you cite as material, please expand your discussion to disclose
        the amounts of reserves you have recorded. Also ensure that you have provided
        all applicable disclosures under paragraphs 8-10 of SFAS 5 including an estimate
        of the possible loss or range of loss or a statement that such an estimate cannot be
        made.

Controls and Procedures, page 67

4.   We note your statement that management does not expect that "[your] disclosure
        controls and procedures or your internal control over financial reporting will
        prevent all errors and all fraud. A control system, no matter how well conceived
        and operated, can provide only reasonable, not absolute, assurance that the
        objectives of the control system are met." Please confirm, if true, that your
        controls and procedures were designed at the reasonable assurance level and that
        your principal executive officer and principal financial officer concluded that
        your disclosure controls and procedures are effective at the reasonable assurance
        level. If so, please revise your disclosure accordingly in future filings. In the
        alternative, remove the reference to the level of assurance of your disclosure

controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant